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[ELRON LOGO]

                                                             March 16, 2006

Dear Shareholder:

We have learned that certain of Elron's U.S. shareholders have received U.S. Form 1099-DIVs, on which the dividend that was distributed by Elron to its shareholders of record on September 15, 2005 (the "Dividend") was not treated as a "qualified dividend" that may be eligible to be taxed at preferential rates. The Dividend was reported as a "qualified dividend" on the 1099-DIVs prepared by Elron's transfer agents.

The Dividend would be qualified unless Elron were a passive foreign investment company ("PFIC") for U.S. tax purposes for 2004 or 2005. As Elron has advised its shareholders in the past, the PFIC rules are extremely complex and, as they apply to Elron in 2004, do not result in a clear answer. However, based on consultation with our advisors during 2004, and based on certain assumptions and facts known at that time (which we believe have not changed), and provided that Elron would not be a PFIC for either 2005 or 2006, we believe that there is substantial authority for the position that Elron was not a PFIC for 2004.

Accordingly, based on the foregoing and on our preliminary analysis that Elron probably was not a PFIC in 2005, and our expectation that Elron will not be a PFIC in 2006, we believe that the Dividend should have been reported as a "qualified dividend" on all 1099-DIVs distributed to Elron's shareholders. However, Elron does not provide U.S. tax advice and shareholders are urged to consult their own tax advisors.


Best Regards,

/s/ Rinat Remler

Rinat Remler
Vice President & Chief Financial Officer
Elron Electronic Industries Ltd.




The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com